                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C.  20549



                           REPORT OF FOREIGN ISSUER



                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934



                         For the month of March, 2000


                        COMMISSION FILE NUMBER:  1-7239



                                 KOMATSU LTD.
                ...............................................
                 Translation of registrant's name into English

                 3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                 ............................................

                    Address of principal executive offices

                     INFORMATION TO BE INCLUDED IN REPORT
                     ------------------------------------


  1.   One company announcement made on March 10, 2000.



                                  SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   KOMATSU LTD.
                                                   -----------------------------
                                                   (Registrant)



Date:  March 14, 2000                              By:   /s/Masaru Fukase
                                                       -------------------------
                                                       Masaru Fukase
                                                       Senior Executive
                                                       Officer

NEWS RELEASE
                                           March 10th, 2000

                                           Komatsu Ltd.
                                           Public Relations & Advertising Dept.
                                           Phone: +81-3-5561-2616

                                           Toyo Information Systems Co., Ltd.
                                           Corporate Planning Dept.
                                           Phone: +81-3-3271-5572


              KOMATSU SOFT TO JOIN TOYO INFORMATION SYSTEMS GROUP
              ---------------------------------------------------


       Komatsu Ltd. and Toyo Information Systems Co., Ltd. have agreed to enter into an alliance relationship in the information service business to capitalize on the rapid progress of Information Technology (IT). In this context, Komatsu has decided to transfer 65% of the outstanding shares of Komatsu Soft Ltd. to Toyo Information Systems, whereby, Komatsu Soft will pursue its strengthening and development as a subsidiary of the Toyo Information Systems group.

       In keeping with increasing strategic investments in IT as well as outsourcing of information service needs, the information service industry has been growing rapidly in recent years. In this process, information service providers have been acutely urged not only to expand their business sizes, but also improve their software and solution-providing capabilities to deal with increasingly sophisticated needs of customers.

       Through the transfer of shares, which will raise consolidated net sales of the Toyo Information Systems group to (Yen)120 billion or more, the group will be able to take advantage of the economy of scale to significantly increase its competitiveness in the information service market.

       Toyo Information Systems has solid track records as a leading information service company primarily serving the financial community. Through the alliance, its customer base will expand to cover the manufacturing and distribution sectors, which have been Komatsu Soft's strongholds. In addition, by adding Komatsu Soft's know-how, it will further improve its solution providing capability.

       In the meantime, for Komatsu Soft, the arrangement means the addition of leading-edge expertise Toyo Information Systems enjoys in the information service business. Through increased solution-providing capability, it will be able to expect a larger customer base and a stronger sales power. Thus, it will become possible for Komatsu Soft to pursue dramatic expansion and development as a member of the Toyo Information Systems group.

       Komatsu has been vigorously and extensively deploying its IT strategy on a global basis, with plans calling for further strengthening this business area. The agreement with Toyo represents part of the effort to increase the sophistication and efficiency of the Komatsu Group information service business through forming a "Partnership in IT Strategy" with Toyo Information Systems in the area of core business systems.

Outline of Komatsu Soft Ltd.
----------------------------
1)  President:                      Masatake Mizusawa

2)  Address:                        2-31-22 Yushima, Bunkyo-ku, Tokyo

3)  Established:                    November 1, 1982

4)  Line of Business:               Development and sales of business software
                                    products, system operation and management services, sales of computer system products and related equipment, etc.

5)  No of Employees:                888  (as of March 31, 1999)

6)  Capitalization:                 (Yen)1,234 million  (as of March 31, 1999)

7)  Outstanding Shares:             7,198,000  (as of March 31, 1999)

8)  Net Sales:                      (Yen)20,859 million  (as of March 31, 1999)